August 2018

Preliminary Terms No. 882

Registration Statement Nos. 333-221595; 333-221595-01

Dated August 9, 2018

Filed pursuant to Rule 433

Morgan Stanley Finance LLC

Floating Rate Notes due 2025

Fully and Unconditionally Guaranteed by Morgan Stanley

Based on the Greater of the 2-Year and the 30-Year U.S. Dollar ICE Swap Rates

As further described below, interest will accrue and be payable on the notes quarterly, in arrears, at a variable rate per annum equal to the greater of (i) the 2-Year U.S. Dollar ICE Swap Rate and (ii) the 30-Year U.S. Dollar ICE Swap Rate, each as determined on the applicable interest determination date, subject to the minimum interest rate of 0.00% per annum.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

SUMMARY TERMS
Issuer:		Morgan Stanley Finance LLC (“MSFL”)
Guarantor:		Morgan Stanley
Aggregate principal amount:		$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:		$1,000 per note
Stated principal amount:		$1,000 per note
Pricing date:		August , 2018
Original issue date:		August 31, 2018 ( business days after the pricing date)
Maturity date:		August 31, 2025
Interest accrual date:		August 31, 2018
Payment at maturity:		The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any
Reference rates:		The 2-Year U.S. Dollar ICE Swap Rate (2CMS) and the 30-Year U.S. Dollar ICE Swap Rate (30CMS). Please see “Additional Provisions—Reference Rates” below.
Interest rate:

For each interest payment period:

The greater of (i) the 2-Year U.S. Dollar ICE Swap Rate and (ii) the 30-Year U.S. Dollar ICE Swap Rate, subject to the minimum interest rate.

For the purpose of determining the level of each reference rate applicable to an interest payment period, the level of such reference rate will be determined two (2) U.S. government securities business days prior to the related interest reset date at the start of such interest payment period (each, an “interest determination date”).

Interest for each interest payment period is subject to the minimum interest rate of 0.00% per annum.

Interest payment period:		Quarterly
Interest payment period end dates:		Unadjusted
Interest payment dates:		Each February 28 (or, in the case of a leap year, February 29), May 31, August 31 and November 30, beginning November 30, 2018; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Interest reset dates:		Each February 28 (or, in the case of a leap year, February 29), May 31, August 31 and November 30, beginning August 31, 2018; provided that such interest reset dates shall not be adjusted for non-business days.
Day-count convention:		30/360
Minimum interest rate:		0.00% per annum
Maximum interest rate:		Not applicable
Redemption:		Not applicable
Specified currency:		U.S. dollars
CUSIP / ISIN:		61766YDF5 / US61766YDF51
Book-entry or certificated note:		Book-entry
Business day:		New York
Agent:		Morgan Stanley & Co. LLC (“MS & Co.”), an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Calculation agent:		Morgan Stanley Capital Services LLC
Trustee:		The Bank of New York Mellon
Estimated value on the pricing date:		Approximately $968.70 per note, or within $18.70 of that estimate. See “The Notes” on page 2.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to us(3)
Per note	$1,000	$10(1)
		$2.50(2)	$987.50
Total	$	$	$

(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $10 for each note they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $2.50 for each note.

(3)	See “Use of Proceeds and Hedging” on page 6.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

References to “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

Prospectus Supplement dated November 16, 2017         Prospectus dated November 16, 2017

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

MSFL and Morgan Stanley have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents MSFL and Morgan Stanley have filed with the SEC for more complete information about MSFL, Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Floating Rate Notes due 2025

Based on the Greater of the 2-Year and the 30-Year U.S. Dollar ICE Swap Rates

The Notes

The notes offered are debt securities of Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. Interest on the notes will accrue and be payable quarterly, in arrears, at a variable rate per annum equal to the greater of (i) the 2-Year U.S. Dollar ICE Swap Rate and (ii) the 30-Year U.S. Dollar ICE Swap Rate, each as determined on the applicable interest determination date, subject to the minimum interest rate of 0.00% per annum. We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below. All payments on the notes are subject to our credit risk.

The stated principal amount and issue price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the pricing date will be less than the issue price. We estimate that the value of each note on the pricing date will be approximately $968.70, or within $18.70 of that estimate. Our estimate of the value of the notes as determined on the pricing date will be set forth in the final pricing supplement.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to 2CMS and 30CMS. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to 2CMS and 30CMS, instruments based on 2CMS and 30CMS, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the interest rate and the minimum interest rate applicable to each interest payment period, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the securities would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to interest rates, 2CMS and 30CMS, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions and other factors.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

Additional Provisions

Reference Rates

With respect to 2CMS: “CMS rate” as defined in the accompanying prospectus in the section called “Description of Debt Securities—Floating Rate Debt Securities” and “—Base Rates” with an index maturity of 2 years and an index currency of U.S. dollars. 2CMS is one of the market-accepted indicators of shorter-term interest rates.

With respect to 30CMS: “CMS rate” as defined in the accompanying prospectus in the section called “Description of Debt Securities—Floating Rate Debt Securities” and “—Base Rates” with an index maturity of 30 years and an index currency of U.S. dollars. 30CMS is one of the market-accepted indicators of longer-term interest rates.

August 2018	Page 2

Floating Rate Notes due 2025

Based on the Greater of the 2-Year and the 30-Year U.S. Dollar ICE Swap Rates

Historical Information

The following graph sets forth the historical percentage levels of the two reference rates for the period from January 1, 2008 to August 8, 2018. The historical levels of the reference rates should not be taken as an indication of their future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

* The red line in the graph above represents the minimum interest rate of 0.00% per annum applicable to each interest payment period during the term of the notes.

August 2018	Page 3

Floating Rate Notes due 2025

Based on the Greater of the 2-Year and the 30-Year U.S. Dollar ICE Swap Rates

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes. An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rates, and other events that are difficult to predict and beyond our control. This section describes the most significant risks relating to the notes. For a complete list of risk factors, please see the accompanying prospectus supplement and prospectus. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪	The historical performance of the reference rates is not an indication of future performance. The historical performance of the reference rates should not be taken as an indication of future performance during the term of the notes. Changes in the levels of the reference rates will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that either reference rate will be positive.

▪	Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

▪	As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL notes if they make claims in respect of such notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of notes issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

▪	The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased. Some of these factors include, but are not limited to: (i) actual or anticipated changes in the level of each reference rate, (ii) volatility of the level of each reference rate, (iii) changes in interest and yield rates, (iv) any actual or anticipated changes in our credit ratings or credit spreads and (v) time remaining to maturity. Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence. This can lead to significant adverse changes in the market price of securities like the notes. Depending on the actual or anticipated level of each reference rate, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you are able to sell your notes prior to maturity.

▪	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., are willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type, the costs of unwinding the related hedging transactions as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

August 2018	Page 4

Floating Rate Notes due 2025

Based on the Greater of the 2-Year and the 30-Year U.S. Dollar ICE Swap Rates

▪	The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

▪	The notes will not be listed on any securities exchange and secondary trading may be limited. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

▪	Morgan Stanley & Co. LLC, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, has determined the estimated value on the pricing date. MS & Co. has determined the estimated value of the notes on the pricing date.

▪	Our affiliates may publish research that could affect the market value of the notes. They also expect to hedge the issuer’s obligations under the notes. One or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or either or both of the reference rates specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes. In addition, our affiliates expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the notes. Any of these determinations made by the calculation agent may adversely affect the payout to investors. Moreover, certain determinations made by the calculation agent may require it to exercise discretion and make subjective judgments, such as with respect to the reference rates. These potentially subjective determinations may adversely affect the payout to you on the notes. For further information regarding these types of determinations, see “Description of Debt Securities―Base Rates—CMS Rate Debt Securities” and related definitions in the accompanying prospectus.

August 2018	Page 5

Floating Rate Notes due 2025

Based on the Greater of the 2-Year and the 30-Year U.S. Dollar ICE Swap Rates

Use of Proceeds and Hedging

The proceeds from the sale of the notes will be used by us for general corporate purposes. We will receive, in aggregate, $1,000 per note issued, because, when we enter into hedging transactions in order to meet our obligations under the notes, our hedging counterparty will reimburse the cost of the Agent’s commissions. The costs of the notes borne by you and described on page 2 above comprise the Agent’s commissions and the cost of issuing, structuring and hedging the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG. Morgan Stanley Wealth Management, MSIP and Bank Morgan Stanley AG are affiliates of ours. Selected dealers, including Morgan Stanley Wealth Management, and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC, a fixed sales commission of $10 for each note they sell. In addition, Morgan Stanley Wealth Management will receive a structuring fee of $2.50 for each note.

MS & Co. is an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes such that for each note the estimated value on the pricing date will be no lower than the minimum level described in “The Notes” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes shall be an amount in cash equal to the stated principal amount plus accrued and unpaid interest.

Contact Information

Morgan Stanley Wealth Management clients may contact their local Morgan Stanley branch office or Morgan Stanley’s principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative.

August 2018	Page 6

Floating Rate Notes due 2025

Based on the Greater of the 2-Year and the 30-Year U.S. Dollar ICE Swap Rates

Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, based on current market conditions, the notes should be treated as “variable rate debt instruments” for U.S. federal tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders—Notes—Floating Rate Notes.”

If you are a non-U.S. investor, please read the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”

Both U.S. and non-U.S. holders should read the section of the accompanying prospectus supplement entitled “United States Federal Taxation.”

Possible Alternative Tax Treatment of an Investment in the notes

The Internal Revenue Service (the “IRS”) could seek to treat the notes as subject to Treasury regulations governing “contingent payment debt instruments” as described in the section of the accompanying prospectus supplement called “United States Federal Taxation―Tax Consequences to U.S. Holders—Contingent Payment Notes.”

Neither this document nor the accompanying prospectus supplement addresses the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax Considerations,” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

August 2018	Page 7